

March 2, 2012

<u>Via E-mail</u>
Robert J. Stewart
Chief Financial Officer
Ark Restaurant Corp.
85 Fifth Avenue
New York, New York 10003

> **Re: Ark Restaurant Corp.**
> **Form 10-K for the Fiscal Year Ended October 1, 2011**
> **Filed December 30, 2011**
> **File No. 001-09453**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview, page 24

1. With respect to your discussion and analysis of operating results, we encourage you to consider the following revisions, as set forth in section III.A of FR-72:
    *   use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and
    *   refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

For example, in the first paragraph of your overview, you quantify the impairment charge associated with leasehold improvements and equipment. However, your overview does not quantify all the items you identified. Since such items appear to be material, please revise to quantify such items, preferably in a tabular format.

2. Your current disclosure of revenues, excluding revenues from VIE's, appears to represent a non-GAAP measure. In this regard, please consider revising to include that a table that presents food and beverage sales, other revenues and VIE related revenues, along with a corresponding subtotal for consolidated revenues as presented on the face of your audited financial statements. This comment also applies to your discussion of costs and expenses as well as income taxes.

Item 15. Exhibits and Financial Statement Schedules

Note 1. Business and summary of significant accounting policies, page F-6

3. Please tell us and revise your notes to include your accounting policy with regard to reportable segments. For guidance, refer to ASC Topic 280-10-50-21.

4. With regard to Ark Hollywood/Tampa Investment and Ark Connecticut Investment, please tell us whether managed restaurants represent an operating segment under ASC Topic 280-10-50-1. In addition, since it appears your managed restaurants generated operating income, while your company-owned restaurants generated operating losses during your current fiscal year, it appears the economics of your management operations are significantly different from the economics of company-owned restaurants. In addition, the nature of your operations also appears to differ. In particular, your company owned restaurants are in the business of selling food and beverage products your customers. While your management operations also sell food and beverage to customers, your end customer appears to be the owners of the managed restaurants, instead of the customers purchasing tangible products. In other words, it appears the nature of your management operations is to provide a service to the owners of these restaurants. As such, please tell us what consideration you gave as to whether managed restaurants represent a reportable segment under ASC Topic 280-10-50-10.

Notes to Consolidated Financial Statements

Note 2. Consolidated of Variable Interest Entity, page F-11

5. It appears that your basis for consolidating of Ark Hollywood/Tampa Investment and Ark Connecticut Investment is premised on the requirement that a single party (including its related parties and de facto agents) be able to exercise their rights to remove the decision maker in order for the "kick-out" rights to be considered substantive. In this regard, it appears that you rely on ASC Topic 810-10-15-14(b)(1) and ASC Topic 810-10-25-38C to support your conclusion. As such, it appears that you also concluded that you have the power to direct the activities that most significantly impact the economic performance of these entities. Please tell us the nature of the activities that most significantly impact economic performance of these entities and how you determined that you have the power to direct such activities.

6. ASC Topic 810-10-15-14(b)(1) indicates that a decision maker shall not prevent equity holders from having the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impacts the entity's economic performance unless the fees paid to the decision maker represent a variable interest as set forth in ASC Topic 810-10-55-37 through 55-38. In this regard, please tell us whether the fees paid to you represent a variable interest as set forth in ASC Topic 810-10-55-37(a) through (f) and provide us with your analysis.

7. Based on the disclosures in your Form 10-K for the fiscal year ended October 1, 2010 and your current Form 10-K, it is not clear whether you have any equity at risk with regard to Ark Hollywood/Tampa Investment and Ark Connecticut Investment. In addition, it is not clear whether you have an obligation to absorb losses incurred, have the rights to receive benefits, in the form of expected residual return, or have participation rights with regard to these entities. Please advise.

8. In addition, please tell us what consideration was given to ASC Topic 810-10-25-38E, as it appears that your obligation to absorb losses or rights to receive benefits is significantly less than your stated power to direct the activities that most significantly impact these entities economic performance.

9. Please tell us how your current disclosures comply with the disclosure requirements set forth in ASC Topic 810-10-50-2AA through ASC Topic 810-10-50-3.

Signatures

10. Please refer to our prior comment 1 in our letter dated February 16, 2010 with respect to your annual report on Form 10-K for the period ended on October 3, 2009. Please amend your annual report in your 2011 Form 10-K to include the signature of your principal accounting officer or controller in the second signature block.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or Lauren Nguyen, Special Counsel, at (202) 551-3642 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief